SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Attached to this Report on Form 6-K is the press release issued by the registrant on August 10, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: August 10, 2026	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

HIGHWAY HOLDINGS SIGNS MASTER AGREEMENT FOR FORMATION OF MAJORITY-OWNED ENERGY STORAGE JOINT VENTURE WITH WOWTIGER BRAND OWNER HUAHU

Expands Highway Holdings into the Energy Storage Market, Creates a Platform for Shifting Towards a Product Business, while Extending its OEM business and Increasing Factory Utilization

HONG KONG – August 10, 2026 – Highway Holdings Limited (Nasdaq: HIHO, the “Company” or “Highway Holdings”) today announced it has signed the master agreement contemplated by the letter of intent with Guangdong Huahu New Energy Technology Co., Ltd. (“Huahu”) that was signed and announced on July 22, 2026. Highway Holdings expects to benefit from the joint venture’s anticipated sales and profit contribution, including from the new components business. Huahu is a China-based manufacturer of battery energy storage systems marketed under the Wowtiger brand.

The companies expect to officially form Huahu International New Energy Technology Company Limited, a Hong Kong joint venture company, within less than 30 days. The joint venture will combine Huahu’s established energy storage products and technology with Highway Holdings’ global manufacturing capabilities, European operating presence and international commercial relationships.

Highway Holdings will own 57% of the joint venture company, with Huahu owning the remaining 43%. The venture will be jointly managed by the two parties. The venture will market and distribute Huahu’s Wowtiger-branded energy storage products in designated international markets. The initial commercial focus will include Germany, Italy, the United States and designated South American markets. It will also evaluate additional markets and semi-knocked-down kit (“SKD”) manufacturing opportunities for Highway Holdings as the business develops.

The transaction gives Highway Holdings access to international battery energy storage systems (BESS) with the potential to generate revenue from product sales, distribution, SKD manufacturing and related services. It also creates opportunities to increase utilization across Highway Holdings’ existing manufacturing operations and diversify the Company beyond its traditional OEM business.

International Growth Platform

Huahu has developed an international customer base, initially serving commercial customers in Africa and Southeast Asia. Its fast growing market presence has also generated interest from prospective European customers seeking more technically demanding energy storage solutions.

The joint venture will use Highway Holdings’ European contacts and operations to support these opportunities through technical project management, customer service, warranty support, marketing and distribution. It also will pursue SKD manufacturing of Huahu products where commercially appropriate.

Highway Holdings believes its established European presence, manufacturing experience and reputation for dependable service will strengthen the Wowtiger brand’s position in mature markets where technical support, product availability and reliable warranty coverage are important purchasing considerations.

The venture will also pursue opportunities in the United States and designated South American markets. In the United States, one of the world’s largest potential energy storage markets, Highway Holdings intends to leverage its existing relationships and international operating experience to develop a distribution and marketing presence with manufacturing capability where appropriate. The Company may also evaluate financing alternatives to support larger international projects.

Transaction Terms

The Huahu International New Energy Technology Company Limited joint venture is expected to receive initial contributions valued at approximately $3.5 million, consisting of approximately $2.0 million in cash from Highway Holdings; and approximately $1.5 million in products and technology transferred by Huahu. The joint venture will receive exclusive rights to market and distribute those products in Germany, Italy, the United States and designated South American markets, and intends to manufacture Huahu products through an SKD model. The transaction also includes performance-based equity incentives intended to align the parties’ long-term interests and encourage Huahu to direct additional manufacturing business to Highway Holdings. These incentives include: Up to 400,000 restricted Highway Holdings shares, 200,000 issuable upon the formation of the joint venture and another 200,000 upon the joint venture’s achievement of specified milestones in Europe.

Any shares issued to Huahu under these arrangements will be subject to a two-year transfer restriction and applicable performance conditions, corporate approvals and securities-law requirements.

Potential Expansion of Highway Holdings’ Core Manufacturing Business

Huahu purchases a variety of metal and plastic parts for the production of its products. The transaction is expected to transfer such purchases to Highway Holdings’ existing component-manufacturing factories. The business Huahu directs to Highway Holdings could provide meaningful and recurring production volume for the Company’s factories. The Company believes this additional volume has the potential to provide full capacity utilization, increase revenue and strengthen the earnings profile of Highway Holdings’ core OEM operations, bringing product manufacturing to Highway Holdings and at the same time also reviving its OEM business to a sustainable level.

Highway Holdings and Huahu will also collaborate on production improvements and the research and development of existing and next-generation energy storage products. This cooperation is expected to combine Huahu’s product expertise with Highway Holdings’ manufacturing capabilities, creating opportunities to improve product performance, production efficiency and speed to market.

Management Commentary

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, commented:

“This transaction is another important step as it gives Highway Holdings an elevated entry in the fast growing battery energy storage market while advancing two of our highest strategic priorities: diversifying beyond traditional OEM cycles and increasing utilization across our manufacturing operations. Huahu brings proven products, established technology and demonstrated high international demand, while Highway Holdings contributes decades of manufacturing expertise, a strong European operating presence and access to global commercial and capital markets. Together, we believe these complementary capabilities will create a compelling foundation for profitable, long-term growth.

“We evaluated more than 20 potential acquisitions and partnerships before selecting this opportunity, reflecting the disciplined approach we have taken to identifying the right strategic fit. With the joint venture agreement now established, our focus is firmly on execution, as we work to expand international market access, secure larger projects, increase manufacturing volume and strengthen the underlying economics of our core OEM business. We believe this partnership can help both companies reach critical scale faster and create meaningful long-term value for both Huahu’s and Highway Holdings’ shareholders.”

A market survey for Battery Energy Storage Systems (BESS) business predicts that the present worldwide market value for battery storage systems is about US$89 billion annually, and is expected to more than double and grow in the coming five years into an about US$198 billion market.

Mr. Liu, CEO of Huahu, commented, “We are delighted to have found a suitable international partner who can help us fully unlock our growth potential in international trade and advanced manufacturing. For any company, achieving solid growth is the best-case scenario, but growing too fast without the capacity to keep up is not beneficial. That is why we are very pleased to merge our interests with Highway Holdings. We believe that the Highway Holdings team is highly capable and well-positioned to provide us with multi-faceted support - including funding, technology, manufacturing, and international trade – which is exactly what we need at this time and in this place. We warmly welcome Highway Holdings to join our business, and together we will share responsibilities and reap the benefits.”

About Guangdong Huahu New Energy Technology Co., Ltd. and Wowtiger

Guangdong Huahu New Energy Technology Co., Ltd. is a China-based manufacturer of battery energy storage systems, inverters and related smart energy products marketed under the Wowtiger brand. The company serves international markets and offers energy storage solutions for residential and other applications. For more information, visit www.wowtigerenergy.com.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of high-quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Germany, Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to the prospects of integrating the joint venture with Huahu, the business to be conducted by the newly formed joint venture, the resumption of operations of its Myanmar operations, and the economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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David Pasquale

HIHO@globalirpartners.com

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